SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Quarter Ended December 31, 2001

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F  X               Form 40-F
                              ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         YES                      NO  X
                             ---                     ---

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED DECEMBER 31, 2001

                                      INDEX

PART I   FINANCIAL INFORMATION

               Item 1.  Financial Statements

                        Unaudited Consolidated Financial Statements

                          Consolidated Balance Sheets

                          Consolidated Statements of Income

                          Consolidated Statement of Changes in Shareholders'
                            Equity

                          Consolidated Statements of Cash Flows

                          Notes to Unaudited Consolidated Financial
                            Statements

                 Item 2.  Operating and Financial Review and Prospects

PART II   OTHER INFORMATION

                 Item 6.  Exhibits and Reports on Form 6-K

                 SIGNATURES

                 EXHIBIT INDEX

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                AS OF
                                                                                  -----------------------------------
                                                                                   DECEMBER 31,      SEPTEMBER 30,
                                                                                  ---------------   -----------------
                                                                                       2001               2001
                                                                                  ---------------   -----------------
                                                                                   (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                          $  452,862        $    872,998
   Short-term interest-bearing investments                                               526,602             237,069
   Accounts receivable, including unbilled of $22,911 and $23,272, less
     allowances of $15,031 and $3,219, respectively (*)                                  423,458             384,851
   Deferred income taxes and taxes receivable                                             41,503              38,916
   Prepaid expenses and other current assets                                              51,546              38,045
                                                                                 ---------------        ------------

         Total current assets                                                          1,495,971           1,571,879

Equipment, vehicles and leasehold improvements, net                                      173,847             173,695
Deferred income taxes                                                                     25,759              19,722
Goodwill and other intangible assets, net                                                938,363             788,187
Other noncurrent assets                                                                   86,421              70,953
                                                                                  ---------------   -----------------
         Total assets                                                                $ 2,720,361       $   2,624,436
                                                                                  ===============   =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                              $  226,675    $        166,527
   Accrued personnel costs                                                               108,568             103,990
   Deferred revenue                                                                      148,572             140,033
   Short-term portion of capital lease obligations                                        10,180              10,400
   Deferred income taxes and taxes payable                                                99,662              91,026
                                                                                 ----------------   -----------------
         Total current liabilities                                                       593,657             511,976

Convertible notes and long-term portion of capital lease obligations                     522,595             524,779
Deferred income taxes                                                                      5,351               7,410
Other noncurrent liabilities                                                              78,891              68,180
                                                                                 ----------------   -----------------
         Total liabilities                                                             1,200,494           1,112,345
                                                                                 ----------------   -----------------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares;(pound)0.01 par value; 0 shares
     issued and outstanding                                                                   --                  --
   Ordinary Shares - Authorized 550,000 shares;(pound)0.01 par value; 222,823
     and 222,628 outstanding, respectively                                                 3,563               3,560
   Additional paid-in capital                                                          1,808,620           1,806,290
   Accumulated other comprehensive loss                                                   (5,458)             (6,382)
   Unearned compensation                                                                      --                (185)
   Accumulated deficit                                                                  (286,858)           (291,192)
                                                                                 ----------------   -----------------
         Total shareholders' equity                                                    1,519,867           1,512,091
                                                                                 ----------------   -----------------
         Total liabilities and shareholders' equity                                 $  2,720,361       $   2,624,436
                                                                                 ================   =================

(*) See Note 2.
                             See accompanying notes

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                      (in thousands, except per share data)


                                                       THREE MONTHS ENDED
                                                           DECEMBER 31,
                                                -------------------------------
                                                    2001                2000
                                                ----------           ----------
Revenue:
  License (*)                                   $   42,290           $  38,076
  Service (*)                                      380,351             304,091
                                                ----------           ---------
                                                   422,641             342,167
                                                ----------           ---------
Operating expenses:
  Cost of license                                      980               1,658
  Cost of service (*)                              230,603             191,788
  Research and development                          28,557              23,579
  Selling, general and administrative (*)           53,779              43,450
  Amortization of goodwill and purchased
    intangible assets                               56,782              54,160
  In-process research and development and
    nonrecurring charge                             30,711                  --
                                                ----------          ----------
                                                   401,412             314,635
                                                ----------          ----------

  Operating income                                  21,229              27,532

    Interest income and other, net                   3,327               5,562
                                                ----------          ----------
    Income before income taxes                      24,556              33,094
    Income taxes                                    20,222              20,518
                                                ----------          ----------
    Net income                                  $    4,334          $   12,576
                                                ==========          ==========

    Basic earnings per share                    $     0.02          $     0.06
                                                ==========          ==========

    Diluted earnings per share                  $     0.02          $     0.06
                                                ==========          ==========

    Basic weighted average number of
      shares outstanding                           222,696             221,217
                                                ==========          ==========

    Diluted weighted average number of
      shares outstanding                           225,090             226,361
                                                ==========          ==========

(*)    See Note 2.

                             See accompanying notes

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                 (in thousands)


                                                                        ACCUMULATED
                                 ORDINARY SHARES        ADDITIONAL         OTHER                                         TOTAL
                              -----------------------    PAID-IN       COMPREHENSIVE     UNEARNED      ACCUMULATED    SHAREHOLDERS'
                               SHARES        AMOUNT      CAPITAL           LOSS        COMPENSATION      DEFICIT         EQUITY
                              ----------    ---------  ----------    ---------------- -------------- --------------   -------------
BALANCE AS OF
   SEPTEMBER 30, 2001          222,628      $3,560     $1,806,290       $     (6,382)     $     (185)     $ (291,192)  $ 1,512,091
Comprehensive income:
  Net income                        --          --             --                 --              --           4,334         4,334
  Decrease in unrealized
    loss on derivatives,
    net of $441 tax
    expenses                        --          --             --              1,135              --              --         1,135
  Increase in unrealized
    loss on cash
    equivalents and
    short-term interest-
    bearing investments,
    net of $82 tax benefit          --          --             --               (211)             --              --          (211)
                                                                                                                       ------------
 Comprehensive income                                                                                                        5,258
                                                                                                                       ------------

Employee stock options
  exercised                        195           3           2,035                 --             --              --         2,038
Tax benefit of stock
  options exercised                 --          --             253                 --             --              --           253
Stock options granted               --          --              42                 --             --              --            42
Amortization of unearned
   compensation                     --          --              --                 --            185              --           185
                            ----------   ---------   -------------    ---------------- -------------- --------------   ------------
BALANCE AS OF
   DECEMBER 31, 2001           222,823      $3,563     $ 1,808,620       $     (5,458)    $       --     $ (286,858)    $1,519,867
                            ==========   =========   =============    ================ ============== ==============   ============

As of December 31, 2001 and September 30, 2001, accumulated other comprehensive loss is comprised of unrealized loss on derivatives, net of tax, of $(6,767) and $(7,902), respectively, and unrealized gain on cash equivalents and short-term interest-bearing investments, net of tax, of $1,309 and $1,520, respectively.









                             See accompanying notes

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in thousands)

                                                                    THREE MONTHS ENDED DECEMBER 31,
                                                                   --------------------------------
                                                                       2001               2000
                                                                   -------------      -------------

 CASH FLOW FROM OPERATING ACTIVITIES
 Net income                                                        $     4,334          $  12,576
 Reconciliation of net income to net cash provided by
      operating activities:
    Depreciation and amortization                                       77,587             68,979
    In-process research and development                                 17,400                 --
    Loss (income) on sale of equipment                                      88                (16)
    Deferred income taxes                                               (5,267)            (7,012)
    Tax benefit of stock options exercised                                 253                810
    Unrealized income on other comprehensive income                      1,536                287
 Net changes in operating assets and liabilities, net of
    amounts acquired:
    Accounts receivable                                                (14,542)           (34,125)
    Prepaid expenses and other current assets                           (2,239)            (3,890)
    Other noncurrent assets                                             (2,925)               (43)
    Accounts payable and accrued expenses                               47,763              1,046
    Deferred revenue                                                   (22,271)             7,973
    Income taxes payable                                                   310             13,884
    Other noncurrent liabilities                                         6,044              2,986
                                                                   -------------     -------------
 Net cash provided by operating activities                             108,071             63,455
                                                                   -------------     -------------

 CASH FLOW FROM INVESTING ACTIVITIES
 Proceeds from sale of equipment, vehicles and leasehold
      improvements                                                         368                475
 Payments for purchase of equipment, vehicles, leasehold
      improvements and other                                           (13,740)           (14,028)
 Purchase of short-term interest- bearing investments,
      net                                                             (289,533)           (73,836)
 Investment in noncurrent assets                                       (13,543)            (1,000)
 Cash paid for acquisition                                            (210,900)                --
                                                                  --------------     -------------
 Net cash used in investing activities                                (527,348)           (88,389)
                                                                  --------------     -------------

 CASH FLOW FROM FINANCING ACTIVITIES
 Proceeds from employee stock options exercised                          2,038                814
 Payments under short-term finance arrangements                             --            (20,000)
 Principal payments on capital lease obligations                        (2,897)            (2,653)
                                                                  --------------     -------------
 Net cash used in financing activities                                    (859)           (21,839)
                                                                  --------------     -------------

 Net decrease in cash and cash equivalents                            (420,136)           (46,773)
 Cash and cash equivalents at beginning of period                      872,998            402,300
                                                                  --------------     -------------
 Cash and cash equivalents at end of period                         $  452,862          $ 355,527
                                                                  ==============     =============

                             See accompanying notes

                                 AMDOCS LIMITED

                                 (in thousands)


                                                                  THREE MONTHS ENDED DECEMBER 31,
                                                                   --------------------------------
                                                                       2001               2000
                                                                   -------------      -------------

SUPPLEMENTARY CASH FLOW INFORMATION
 Cash paid for:
    Income taxes, net of refunds                                     $  22,998          $  10,878
    Interest                                                             5,429                813



 NON CASH INVESTING AND FINANCING ACTIVITIES
 Capital lease obligations of $493 and $5,819 were incurred during the three months ended December 31, 2001 and 2000, respectively, when the Company (as defined below) entered into lease agreements for the purchase of fixed assets.



                             See accompanying notes

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

         Amdocs Limited ("Amdocs" or the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, the provision of business support systems and related services. Focused on the communications industry, the Company designs, develops, markets, supports and operates information system solutions primarily to leading communications companies throughout the world.

         The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

         The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

         The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2001 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.  RELATED PARTY TRANSACTIONS

         The following related party balances are included in the balance sheet:

                                                                               AS OF
                                                                 ------------------------------------
                                                                  DECEMBER 31,       SEPTEMBER 30,
                                                                 ---------------    -----------------
                                                                      2001                2001
                                                                 ---------------    -----------------
    Accounts receivable, including unbilled of $3,278 and
      $4,479, respectively                                            $91,433           $104,096
    Other noncurrent assets (*)                                        19,449              7,827


    (*) Consists of convertible debentures issued to the Company by Certen
        Inc., a company formed by Bell Canada and the Company in January 2001 (the "Convertible Debentures").

                                 AMDOCS LIMITED

         The Company licenses software and provides computer systems integration and related services to several affiliates of a significant shareholder of the Company. The following related party revenue is included in the statements of income for the following periods:

                                                                         THREE MONTHS ENDED DECEMBER 31,
                                                                       ------------------------------------
                                                                            2001                2000
                                                                       ---------------    -----------------


       License                                                         $        2,930     $        3,583
       Service                                                                 95,664             42,667

         The following related party expenses are included in the statements of income for the following periods:

                                            THREE MONTHS ENDED DECEMBER 31,
                                          ------------------------------------
                                               2001                2000
                                           --------------    --------------

  Operating expenses (1):
    Cost of service                             461                387
    Selling, general and administrative          98                127

  Interest income and other, net (2):          (123)               --


  (1) The Company leases office space on a month-to-month basis and purchases other miscellaneous support services from affiliates of a certain shareholder.
  (2) Represents interest and exchange rate differences on the Convertible Debentures.

3.  COMPREHENSIVE INCOME

          Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

          The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                                         THREE MONTHS ENDED DECEMBER 31,
                                                                        -----------------------------------
                                                                               2001               2000
                                                                        ---------------    ----------------

     Comprehensive income:
      Net income                                                       $       4,334      $       12,576
      Other comprehensive income:
       Unrealized income on derivative instruments, net of tax                 1,135                  41
       Unrealized income (loss) on short-term interest-bearing
         investments, net of tax                                                (211)                160
                                                                       ---------------    ----------------
        Comprehensive income                                           $       5,258      $       12,777
                                                                       ===============    ================

                                 AMDOCS LIMITED

4.  INCOME TAXES

      The provision for income taxes for the following periods consisted of:

                                                                         THREE MONTHS ENDED DECEMBER 31,
                                                                        -----------------------------------
                                                                             2001               2000
                                                                        ---------------    ----------------
       Current                                                          $     25,489       $     27,530
       Deferred                                                               (5,267)            (7,012)
                                                                        -------------      -------------
                                                                        $     20,222       $     20,518
                                                                        =============      =============

         The effective income tax rate from continuing operations varied from the statutory Guernsey tax rate as follows for the following periods:

                                                                          THREE MONTHS ENDED DECEMBER 31,
                                                                        -----------------------------------
                                                                             2001               2000
                                                                        ---------------    ----------------

       Statutory Guernsey tax rate                                            20%                20%
       Guernsey tax-exempt status                                            (20)               (20)
       Foreign taxes                                                          28                 30
                                                                        ---------------    ----------------
       Income tax rate before effect of acquisition-related costs             28                 30
       Effect of acquisition-related costs                                    21                 32

                                                                        ---------------    ----------------
       Effective income tax rate                                              49%                62%
                                                                        ===============    ================


                                 AMDOCS LIMITED

          As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2002 is expected to be approximately 28%, compared to our historical effective tax rate of approximately 30%. In connection with acquisitions, the Company has incurred non-cash charges related to the amortization of purchased intangible assets, in-process research and development and a nonrecurring charge resulting from the closing of one of the Company's facilities - see Note 7 below. Since a significant portion of such costs and charges are not deductible for tax purposes, the effective tax rate is adversely affected during the period such charges are recorded. For the three-month period ended December 31, 2001, the Company's blended effective tax rate from continuing operations, calculated based on income before income taxes, excluding the impact of one-time charges for in-process research and development and the nonrecurring charge, was 49%, and for the three-month period ended December 31, 2000 was 62%. If the impact of the one-time charges had been included, the effective tax rate for the three-month period ended December 31, 2001 would have been 82%. Excluding the impact of these items, the Company's overall effective tax rate would have remained approximately 28% and 30% for the three-month periods ended December 31, 2001 and 2000, respectively.

5.  EARNINGS PER SHARE

          The following table sets forth the computation of basic and diluted earnings per share:

                                                                           THREE MONTHS ENDED DECEMBER 31,
                                                                        -----------------------------------
                                                                             2001               2000
                                                                        ----------------   ----------------
     Numerator:
        Net income                                                      $    4,334          $   12,576
                                                                        ================    ===============
     Denominator:
       Denominator for basic earnings per share -
            weighted average number of shares outstanding (*)              222,696             221,217
       Effect of dilutive stock options granted                              2,394               5,144
                                                                        ----------------    ---------------
       Denominator for dilutive earnings per share -
            adjusted weighted average shares and assumed
            conversions(*)                                                 225,090             226,361
                                                                        ================    ================

       Basic earnings per share                                              $0.02               $0.06
                                                                        ================    ================

       Diluted earnings per share                                            $0.02               $0.06
                                                                        ================    ================

     (*) The weighted average number of shares outstanding includes exchangeable shares held by shareholders of Amdocs Canada, Inc (formerly Solect Technology Group Inc. ("Solect")) pursuant to our acquisition of Solect in April 2000, which are exchangeable for our Ordinary Shares on a one-for-one basis.

          The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May, 2001 (the "Notes") on diluted earnings per share was anti-dilutive for the three months ended December 31, 2001, and therefore was not included in the calculation above.

                                 AMDOCS LIMITED

6.  ACQUISITION

          On November 28, 2001, the Company completed its acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. This acquisition positions the Company as a leading provider of CRM to the communications industry and reinforces its leadership in delivering a comprehensive portfolio of business software applications.

          The aggregate purchase price for Clarify was $203,750 in cash. The purchase price is subject to final price adjustments that may result in a reduction. In addition, transaction costs were $7,150. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"). The fair market value of Clarify's assets and liabilities has been included in the Company's balance sheet and the results of Clarify's operations are included in the Company's consolidated statement of income, as of the closing date of the acquisition.

          The Company is in the process of obtaining a final valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology will include both existing technology and in-process research and development. The valuation of these technologies is being made by applying the income forecast method, which considers the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets based on a preliminary valuation, $17,400 is being assigned to in-process research and development and is being written off as of the closing date of the acquisition, in accordance with FASB No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". This write-off is being included in "in-process research and development and nonrecurring charge". The fair value preliminarily assigned to core technology is $13,400 and is being amortized over two years commencing on November 28, 2001. The fair value preliminarily assigned to customer backlog is $34,800 and is being amortized over three years commencing on November 28, 2001.

          The excess of the purchase price over the fair value of the net assets acquired, or goodwill, is $159,917. The amount assigned to goodwill is subject to certain price adjustments and contingencies. The goodwill is accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, goodwill is no longer amortized and will be subject to impairment tests. Under the transition provisions of SFAS 142, goodwill for acquisitions prior to July 1, 2001, will continue to be amortized until full adoption of the standard, which will occur on October 1, 2002. Therefore, goodwill associated with previous acquisitions will be amortized throughout this fiscal year.

          Set forth below is the unaudited pro forma revenue, operating income, net income (loss) and earnings (loss) per share as if Clarify had been acquired as of the beginning of the respective periods, excluding the write-off of purchased in-process research and development:

                                              THREE MONTHS ENDED DECEMBER 31,
                                           -------------------------------------
                                                   2001                 2000
                                           ----------------    -----------------
       Revenue                                  $ 442,641            $ 424,585
       Operating income                            27,030               11,072
       Net income (loss)                           11,783               (3,566)
       Basic earnings (loss) per share               0.05                (0.02)
       Diluted earnings (loss) per share             0.05                (0.02)

                                 AMDOCS LIMITED

7.  OPERATIONAL EFFICIENCY

          As part of a plan to achieve increased operational efficiency and to reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and is closing the Stamford facility. As a direct result of this closure, the Company incurred a nonrecurring charge of $13,311, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for severance payments. This nonrecurring charge is included in "in-process research and development and nonrecurring charge". In addition, as part of its ongoing efforts to reduce costs, the Company recently has decreased its overall commitments for employee compensation.


8.  SHARE REPURCHASE PROGRAM

          On November 6, 2001, the Company announced that its board of directors had approved a share repurchase program authorizing the repurchase of up to 11,000 Ordinary Shares, or approximately 5% of the Company's outstanding Ordinary Shares as of that date. Under the program, from time to time over the twelve-month period commencing November 6, 2001, shares may be repurchased on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at prices per share as the Company deems appropriate. If any repurchases are made, the Company intends to fund the repurchases with available funds. During the three months ended December 31, 2001, the Company made no repurchases.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     Some of the information in this section contains forward looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements.

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

    -    what factors affect our business,

    - what our revenue and costs were in the three months ended December 31, 2001 and 2000,

    -    why those revenue and costs were different from period to period,

    -    the sources of our revenue,

    -    how all of this affects our overall financial condition,

    - what our expenditures were in the three months ended December 31, 2001 and 2000, and

    -    the sources of our cash to pay for future capital expenditures.

     In this section, we also analyze and explain the three months to three months changes in the specific line items in our consolidated statements of income. This section should be read in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     We are a leading provider of software products and services to the communications industry. Our Business Support Systems ("BSS") consist primarily of Customer Care and Billing, CRM and Order Management Systems (collectively, "CC&B Systems"). Our market focus is the communications industry. Our products are designed to meet the mission-critical needs of leading communications service providers. Our systems support a wide range of communications services, including wireline, wireless, broadband, electronic and mobile commerce and Internet Protocol ("IP") services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     In the future, we may consider, as part of our strategy, acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See discussion below -- "Acquisition".

     We derive our revenue principally from:

        - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

        - recurring revenue from ongoing support, maintenance, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in the number of a customer's subscribers.

     We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, revenue generally is recognized over the course of these long-term projects. Initial license revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and modification, is also recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In outsourcing contracts, revenue from the operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a substantial portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. Recently, these conditions have reduced the high growth that the communications industry had experienced over the past several years. As a result, the market value, financial results and prospects, and capital spending levels of many communications companies have declined or degraded.

     During 2001, our sales cycle lengthened and currently ranges between six to twelve months for the majority of our new sales. We believe that the current length of our sales cycle and the impact of the current general economic downturn on the communications industry may result in slower revenue growth rates for us than have been achieved in recent years.

     License and service fees from the sale of CC&B Systems amounted to $380.5 million and $306.7 million in the three months ended December 31, 2001 and 2000, respectively, representing 90.0% and 89.6%, respectively, of our revenue for such periods.

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems, with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that the demand for our CC&B Systems will continue to increase due to, among other key factors:

     -    the growth and deregulation of the communications market,

     -    the global penetration and expansion of communications services,

     - the proliferation of new communications products and services, especially IP and data services,

     - rapid technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

     -    intensifying competition among communications carriers, and

     -    a shift from in-house management to vendor solutions and outsourcing.

     We also believe that a key driver of demand is the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services).

     In addition, we believe that our CC&B solutions enable communications providers to improve productivity and reduce costs.

     License and service fee revenue from the sale of Directory Systems totaled $42.1 million and $35.5 million in the three months ended December 31, 2001 and 2000, respectively, accounting for 10.0% and 10.4%, respectively, of our revenue for such periods.

     We believe that we are a leading provider of Directory Systems in most of the markets that we serve.

     We expect that the demand for our Directory Systems will remain relatively stable in future periods.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and IP markets. Research and development expenditures amounted to $28.6 million and $23.6 million in the three months ended December 31, 2001 and 2000, respectively, representing 6.8% and 6.9%, respectively, of our revenue in these periods. In the next several years we intend to continue to make substantial investments in our research and development activities.

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

ACQUISITION

     On November 28, 2001, we completed our acquisition from Nortel Networks Corporation of substantially all of the assets of Clarify, a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positions us as a leading provider of CRM to the communications industry and reinforces our leadership in delivering a comprehensive portfolio of business software applications.

     The aggregate purchase price for Clarify was $203.8 million in cash. The purchase price is subject to final price adjustments that may result in a reduction. In addition, transaction costs were $7.2 million. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS 141. The fair market value of Clarify's assets and liabilities has been included in our balance sheet and the results of Clarify's operations are included in our consolidated statement of income, as of the closing date of the acquisition.

     We are in the process of obtaining a final valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology will include both existing technology and in-process research and development. The valuation of these technologies is being made by applying the income forecast method, which considers the present value of cash flows by product lines. Of the $65.6 million of acquired identifiable intangible assets based on a preliminary valuation, $17.4 million is being assigned to in-process research and development and is being written off as of the closing date of the acquisition, in accordance with FASB No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". This write-off is being included in "in-process research and development and nonrecurring charge". The fair value preliminarily assigned to core technology is $13.4 million and is being amortized over two years commencing on November 28, 2001. The fair value preliminarily assigned to customer backlog is $34.8 million and is being amortized over three years commencing on November 28, 2001.

     The excess of the purchase price over the fair value of the net assets acquired, or goodwill, is $159.9 million. The amount assigned to goodwill is subject to certain price adjustments and contingencies. The goodwill is accounted for under SFAS 142. In accordance with SFAS 142, goodwill is no longer amortized and will be subject to impairment tests. Under the transition provisions of SFAS 142, goodwill for acquisitions prior to July 1, 2001, will continue to be amortized until full adoption of the standard, which will occur on October 1, 2002. Therefore, goodwill associated with previous acquisitions will be amortized throughout this fiscal year.

OPERATIONAL EFFICIENCY

     As part of a plan to achieve increased operational efficiency and to reduce costs, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and we are closing the Stamford facility. As a direct result of this closure, we incurred a nonrecurring charge of $13.3 million, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for severance payments. This nonrecurring charge is included in "in-process research and development and nonrecurring charge". In addition, as part of our ongoing efforts to reduce costs, we recently have decreased our overall commitments for employee compensation.

SHARE REPURCHASE PROGRAM

     On November 6, 2001, we announced that our board of directors had approved a share repurchase program authorizing the repurchase of up to 11.0 million of our ordinary shares, or approximately 5% of our outstanding ordinary shares as of that date. Under the program, from time to time over the twelve-month period commencing November 6, 2001, shares may be repurchased on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at prices per share as we deem appropriate. If any repurchases are made, we intend to fund the repurchases with available funds. During the three months ended December 31, 2001 we made no repurchases.

RESULTS OF OPERATIONS

     The following table sets forth for the three months ended December 31, 2001 and 2000 certain items in our consolidated statements of income reflected as a percentage of total revenue:



                                                        THREE MONTHS ENDED DECEMBER 31,
                                                        -------------------------------
                                                2001           2000          2001           2000
                                                ----           ----          ----           ----
                                                   PRO FORMA (*)                 AS REPORTED
                                                   -------------                 -----------

     Revenue:
          License                               10.0%          11.1%         10.0%          11.1%
          Service                               90.0           88.9          90.0           88.9
                                               -----          -----         -----          -----
                                               100.0          100.0         100.0          100.0
                                               -----          -----         -----          -----
     Operating expenses:
          Cost of license                        0.2            0.5           0.2            0.5
          Cost of service                       54.6           56.0          54.6           56.0
          Research and development               6.8            6.9           6.8            6.9
          Selling, general and
           administrative                       12.7           12.7          12.7           12.7
          Amortization of goodwill and
            purchased intangible assets           --             --          13.4           15.8

          In-process research and
           development and nonrecurring
           charge                                 --             --           7.3             --
                                               -----          -----         -----          -----

                                                74.3           76.1          95.0           91.9
                                               -----          -----         -----          -----
     Operating income                           25.7           23.9           5.0            8.1
     Interest income and other, net              0.8            1.6           0.8            1.6
                                               -----          -----         -----          -----
     Income before income taxes                 26.5           25.5           5.8            9.7
     Income taxes                                7.4            7.7           4.8            6.0
                                               -----          -----         -----          -----
     Net income                                 19.1%          17.8%          1.0%           3.7%
                                              ======          =====         =====          =====

     (*) The pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with GAAP. The pro forma financial information excludes (i) amortization of goodwill and purchased intangible assets and all related tax effects attributable to acquisitions and (ii) for the three months ended December 31, 2001 only, purchased in-process research and development attributable to the acquisition of Clarify and a nonrecurring charge related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, and all related tax effects.

     THREE MONTHS ENDED DECEMBER 31, 2001 AND 2000

     REVENUE. Revenue for the three months ended December 31, 2001 was $422.6 million, an increase of $80.5 million, or 23.5%, over the three months ended December 31, 2000. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $38.1 million in the three months ended December 31, 2000 to $42.3 million during the three months ended December 31, 2001, an increase of 11.1%, and service revenue increased 25.1% from $304.1 million in the three months ended December 31, 2000 to $380.4 million in the three months ended December 31, 2001.

     Total CC&B Systems revenue for the three months ended December 31, 2001 was $380.5 million, an increase of $73.8 million, or 24.1%, over the three months ended December 31, 2000. In the three months ended December 31, 2001, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care and billing, CRM and order management systems in response to competition in the subscriber markets, the need to offer convergent and IP services, and the need to improve productivity and operational efficiency.

     Revenue from Directory Systems was $42.1 million for the three months ended December 31, 2001, an increase of $6.6 million, or 18.6%, over the three months ended December 31, 2000. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers.

     In the three months ended December 31, 2001, revenue from customers in North America, Europe and the rest of the world accounted for 61.3%, 28.3% and 10.4%, respectively, compared to 54.0%, 36.4% and 9.6%, respectively, for the three months ended December 31, 2000. The growth in North America was attributable primarily to revenue we gained from forming or expanding relationships with new or existing customers in the three months ended December 31, 2001.

     COST OF LICENSE. Cost of license for the three months ended December 31, 2001 was $1.0 million, a decrease of $0.7 million, or 40.9%, over the cost of license for the three months ended December 31, 2000. Cost of license includes amortization of purchased computer software and intellectual property rights.

     COST OF SERVICE. Cost of service for the three months ended December 31, 2001 was $230.6 million, an increase of $38.8 million, or 20.2%, over the cost of service of $191.8 million for the three months ended December 31, 2000. As a percentage of revenue, cost of service decreased to 54.6% in the three months ended December 31, 2001 from 56.0% in the three months ended December 31, 2000. The decrease in cost of service as a percentage of revenue is primarily due to increases in our operational efficiency in the three months ended December 31, 2001.

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the three months ended December 31, 2001, research and development expense was $28.6 million, or 6.8% of revenue, compared with $23.6 million, or 6.9% of revenue, in the three months ended December 31, 2000. The increase represents ongoing expenditures primarily for CC&B Systems.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 23.8% to $53.8 million, or 12.7% of revenue, in the three months ended December 31, 2001 from $43.5 million, or 12.7% of revenue, in the three months ended December 31, 2000. The increase is attributable to the increase in our revenue for the three months ended December 31, 2001.

     AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Amortization of goodwill and purchased intangible assets for the three months ended December 31, 2001 was $56.8 million, compared to $54.2 million in the three months ended December 31, 2000.

     IN-PROCESS RESEARCH AND DEVELOPMENT AND NONRECURRING CHARGE. In-process research and development and nonrecurring charge in the three months ended December 31, 2001 consisted of a one-time charge of $17.4 million related to the Clarify transaction for write-off of purchased in-process research and development, and a nonrecurring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility.

     OPERATING INCOME. Operating income in the three months ended December 31, 2001, was $21.2 million, compared to $27.5 million in the three months ended December 31, 2000, a decrease of 22.9%, due to Clarify acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing. Pro forma operating income for the three months ended December 31, 2001, excluding acquisition-related charges and the nonrecurring charge, was $108.7 million, or 25.7% of revenue, compared to $81.7 million, or 23.9% of revenue, for the three months ended December 31, 2000, an increase of 33.1%.

     INTEREST INCOME AND OTHER, NET. In the three months ended December 31, 2001, interest income and other, net, was $3.3 million, a decrease of $2.2 million over the three months ended December 31, 2000. The decrease in interest income and other, net, is primarily attributable to the overall interest rate declines partially offset by increase in our cash equivalents and short-term interest-bearing investments, net of convertible notes.

     INCOME TAXES. Income taxes in the three months ended December 31, 2001 were $20.2 million on income before income taxes of $24.6 million. Our effective tax rate from continuing operations (calculated based on the income taxes out of the income before income taxes, excluding a one-time charge for write-off of purchased in-process research and development and the nonrecurring charge resulting from the Stamford facility closing) in the three months ended December 31, 2001 was 49%, resulting from the non-cash amortization of goodwill related to the acquisitions, much of which is not tax deductible. The pro forma effective tax rate for the three months ended December 31, 2001, excluding the acquisition-related charges, was 28%. In the three months ended December 31, 2000, income taxes were $20.5 million on income before taxes of $33.1 million. The pro forma effective tax rate for the three months ended December 31, 2000, excluding acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing, was 30%. See discussion below -- "Effective Tax Rate".

     NET INCOME. Net income was $4.3 million in the three months ended December 31, 2001, compared to $12.6 million in the three months ended December 31, 2000. Net income was 1.0% of revenue for the three months ended December 31, 2001, compared to 3.7% for the three months ended December 31, 2000. Pro forma net income in the three months ended December 31, 2001, excluding the acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing, increased by 32.1% over the three months ended December 31, 2000, reaching $80.7 million, representing 19.1% of revenue.

     DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.02 for the three months ended December 31, 2001, compared to $0.06 in the three months ended December 31, 2000. Pro forma diluted earnings per share in the three months ended December 31, 2001, excluding the acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing, increased by 33.3% from the three months ended December 31, 2000, reaching $0.36 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $979.5 million as of December 31, 2001, compared to $1,110.1 million as of September 30, 2001. The decrease is attributable primarily to the acquisition of Clarify and is partially offset by cash flows from operations. Net cash provided by operating activities amounted to $108.1 million and $63.5 million for the three months ended December 31, 2001 and 2000, respectively. The increase in cash flows from operations was due to increased net income before depreciation, amortization, and a one-time charge for write-off of in-process research and development, and a decrease in working capital. We currently intend to retain our future operating cash flows to support the further expansion of our business.

     As of December 31, 2001, we had positive working capital of $902.3 million, compared to positive working capital of $1,059.9 million as of September 30, 2001. The decrease is attributable primarily to the acquisition of Clarify. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

     All of the Notes were outstanding as of December 31, 2001, representing an aggregate principal amount of $500.0 million plus accumulated interest.

     As of December 31, 2001, we had short-term general revolving lines of credit totaling $40.0 million, none of which were outstanding. In addition, as of December 31, 2001 we had credit facilities totaling $40.8 million limited for the use of letters of credit and bank guaranties from various banks. We had used approximately $27.2 million from these credit facilities and from compensating cash balances to support outstanding letters of credit and bank guarantees as of December 31, 2001.

     We had outstanding long-term obligations of $32.8 million in connection with leasing arrangements as of December 31, 2001.

     Currently, our capital expenditures consist primarily of computer equipment and vehicles and are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

     As of December 31, 2001, deferred tax assets of $31.8 million, derived primarily from carry-forward net operating losses relating to losses incurred by Solect prior to our acquisition of the company in April 2000, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released, resulting primarily in an offsetting reduction of the goodwill recorded in the Solect acquisition.

EFFECTIVE TAX RATE

     Our overall pro forma effective tax rate for fiscal year 2002 is expected to be approximately 28% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries, compared to our historical pro forma effective tax rate of approximately 30%. Our consolidated effective tax rate from continuing operations (based on the ratio between income taxes and income before income taxes, excluding one-time charges for write-offs of purchased in-process research and development and the nonrecurring charge resulting from the Stamford facility closing) for the three months ended December 31, 2001 was 49%, compared to 62% in the three months ended December 31, 2000. This high effective tax rate was attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. If the impact of the one-time charges had been included, the effective tax rate for the three-month period ended December 31, 2001 would have been 82%.

CURRENCY FLUCTUATIONS

     Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses (excluding amortization for goodwill and intangible assets, in-process research and development and nonrecurring charge) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency ("euro") and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of December 31, 2001, we had hedged significant exposures in currencies other than the dollar.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K.

(a)     Exhibits

EXHIBIT NO              DESCRIPTION
----------              -----------

99.1                    Amdocs Limited Press Release dated January 22, 2002.

(b)      Reports on Form 6-K

         The Company filed the following reports on Form 6-K during the three months ended December 31, 2001:

         (1)   Form 6-K dated October 10, 2001.

         (2)   Form 6-K dated December 12, 2001.

         (3)   Form 6-K dated December 27, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AMDOCS LIMITED


                                         /s/ Thomas G. O'Brien
                                         ---------------------
                                         Thomas G. O'Brien
                                         Treasurer and Secretary
                                         Authorized U.S. Representative


Date:    January 30, 2002

                                  EXHIBIT INDEX


EXHIBIT NO              DESCRIPTION
----------              -----------

99.1                    Amdocs Limited Press Release dated January 22, 2002.